March 24, 2017

US Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Dear Sirs:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Koninklijke Ahold Delhaize N.V. has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended January 1, 2017, which was filed with the Securities and Exchange Commission on March 24, 2017.

Respectfully submitted,

KONINKLIJKE AHOLD DELHAIZE N.V.

/s/ DICK BOER		/s/ JEFF CARR
Name:	Dick Boer	Name:	Jeff Carr
Title:	Chief Executive Officer	Title:	Chief Financial Officer